Exhibit 99.1(4)

No. 2017-4

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

April 14, 2017 (Fri)

KB Financial Group, Inc.

Minutes of the Meeting of the Board of Directors – No. 2017-4

The meeting of the Board of Directors (“BOD”) was held under the chairmanship of Young-Hui Choi as follows:

1. Date:	April 14, 2017 (Fri) 16:00

2. Place:	Conference Room, 13F, KB Financial Group, Inc. (“KB Financial Group”) Yeoui-do head office

3. Attendance:	All nine (9) registered Directors were present. (Directors Stuart B. Solomon and Byeong-Nam Lee attended via teleconference.)

- Attendee	Director	Young-Hui Choi	Director	Jong Kyoo Yoon
	Director	Stuart B. Solomon	Director	Heung Lee
	Director	Seok-Ryeol Yu
	Director	Byeong-Nam Lee
	Director	Jae-Ha Park
	Director	Eunice Kyeong-Hee Kim
	Director	Jong-Su Han

4. Progress of the Meeting

[Resolution No. 2017-4-3, (Proposal) Approval on Execution of the Stock Swap Agreement with KB Insurance Co., Ltd.]

Upon the Chairman’s request, the reporting Director proposed and explained about “Resolution No. 2017-4-3, (Proposal) Approval on Execution of the Stock Swap Agreement with KB Insurance Co., Ltd.” After questions from the Directors present and answers thereto, and by the unanimous consent of the Directors present, it was resolved as follows:

(1)	Purpose of the Stock Swap

-	To improve the shareholder value and management efficiency by incorporating KB Insurance Co., Ltd. (“KB Insurance”) as a complete subsidiary

•	To improve the corporate value by strengthening the non-banking portfolio of the KB Financial Group

(2)	Parties to the Stock Swap

-	Company to be the complete parent company: KB Financial Group

-	Company to be the complete subsidiary: KB Insurance

(3)	Method and Procedures of the Stock Swap

-	Pursuant to Article 360-10 of the Commercial Act and Article 62-2 of the Financial Holding Companies Act, the BOD intends to approve the execution of the an all-inclusive stock swap agreement with KB Insurance in substitution of the approval of the general meeting of shareholders (method and procedures of a small-scale stock swap).

-	Issuance of new shares or transfer of treasury stocks

As of the stock swap date (scheduled on July 3, 2017), KB Financial Group will issue new shares of KB Financial Group, or transfer its treasury stocks, to the shareholders (except KB Financial Group) in the register of shareholders of KB Insurance at the rate of 0.5728700 share for each share of KB Insurance.

As of the stock swap date, the treasury stocks held by KB Insurance will also be transferred to KB Financial Group, and shares of KB Financial Insurance will be allotted and distributed in exchange therefor.

•	Including the shares acquired from the exercise of the appraisal rights by the shareholders of KB Insurance who oppose the stock swap

(4)	Stock Swap Ratio and Basis of Calculation

-	Stock swap ratio (KB Financial Group : KB Insurance = 1 : 0.5728700)

Classification	Stock swap price
	KB Financial Group		KB Insurance
Par value	KRW	5,000	KRW	500
① Arithmetically weighted average closing price for the last one month (March 14 – April 13)	KRW	49,710	KRW	27,666
② Arithmetically weighted average closing price for the last one week (April 7 – April 13)	KRW	47,769	KRW	27,790
③ The most current closing price (April 13)	KRW	48,550	KRW	28,200
Stock swap price (①+②+③/3)	KRW	48,676	KRW	27,885

* Basis for calculation: The stock swap ratio is calculated based on the stock swap price which is in turn calculated pursuant to Article 165-4 of the Financial Investment Services and Capital Management Act and Articles 176-6 and 176-5 of the Enforcement Decree of the same Act.

(5)	The number of the Treasury Stocks to Be Transferred and the Shares to Be Newly Issued

-	The total number of the treasury stocks to be transferred in the stock swap: up to 21,546,313 shares

-	The total number of the shares to be newly issued in the stock swap: up to 1,384,092 shares

•	The treasury stocks will be first used to the possible extent, and the Representative Director will be authorized to determine the exact number of the treasury stocks to be transferred and the shares to be newly issued in the stock swap based on the number of shares acquired through the tender offer pursuant to the stock swap agreement.

•	Key provisions of the stock swap agreement: The total number of shares to be distributed (“number of KB Insurance shares as consideration for stock swap”) shall be calculated by multiplying the total number of the registered common stock of KB Insurance held by the shareholders participating in the stock swap as of the stock swap date (scheduled on July 3, 2017) by the stock swap ratio specified above. However, (i) if the number of the KB Financial Group shares to be distributed as consideration for stock swap is no greater than 21,546,313, only the corresponding number of treasury stocks will be transferred as consideration for stock swap, and no new shares will be issued, and (ii) if the number of the KB Financial Group shares to be distributed as consideration for stock swap is more than 21,546,313, 21,546,313 shares of treasury stocks will be transferred to the participating shareholders, and new shares will be issued for the amount exceeding 21,546,313 shares.

(6)	The amount of capital stock and capital margin of KB Financial Group to Be Increased Due to the Stock Swap

-	The amount of capital stock to be increased: up to KRW6.9 billion (up to 1,384,092 shares to be newly issued × par value of KRW5,000)

•	The exact number of the shares to be newly issued will be determined by the Representative Director authorized as specified above.

-	The amount of capital margin to be increased: the amount calculated pursuant to the relevant laws and regulations as well as the Korean Generally Accepted Accounting Principles

(7)	Matters regarding the allotment of KB Financial Group shares to the shareholders of KB Insurance

-	As of the stock swap date, 0.5728700 share of the registered common stock of KB Financial Group will be distributed for each share held (including the treasury stocks of KB Insurance) by the shareholders in the register of shareholders of KB Insurance.

•	However, for a fractional share smaller than one share, the amount calculated according to the closing price for the stock listing date (for transfer of treasury stocks without issuance of new shares, the closing price for the distribution date of the stock certificates) shall be paid in cash on a pro rata basis to the relevant shareholders.

(8)	Matters regarding Appraisal Rights

-	If the method of a small-scale stock swap is applied, opposing shareholders will not be granted appraisal rights (Article 360-10 (7) of the Commercial Act).

(9)	Major Events (Schedule)

Classification	Date
Resolution of the BOD (Approval on the execution of the stock swap agreement in substitution of the approval of the general meeting of shareholders)	April 14, 2017

Execution date of the stock swap agreement	April 14, 2017

(Small-scale) Reference date for determination of opposing shareholders	April 24, 2017

(Small-scale) Period of closure of the shareholder registry for determination of opposing shareholders	April 25, 2017 – April 27, 2017

Effective date of share registration statement (estimated)	May 31, 2017 (Wed)

Special resolution of the meeting of shareholders of KB Insurance for the stock swap	June 15, 2017 (Thu)

Stock swap date	July 3, 2017 (Mon)

* As the schedule for the stock swap procedures may change according to the submission of share registration statement, consultation with and approval of relevant authorities and consultation between the parties, the Representative Director will be authorized to change the schedule to the extent resolved by the BOD.

* A small-scale stock swap will be executed pursuant to the provisions on the exceptional cases set forth in Article 62-2 of the Financial Holding Companies Act. However, taking into account the 10-day notice period for the reference date set forth by NYSE as well as protection of the shareholders’ interest, the period for notice of the small-scale stock swap and shareholders’ opposition to the stock swap shall be two weeks pursuant to the Commercial Act instead of the exceptional cases set forth in the Financial Holding Companies Act.

(10)	Reason for Amendment or Termination of the Stock Swap Agreement

-	Either party may terminate the agreement in the following cases:

•	If a shareholder who holds 20% or more of the total outstanding shares of KB Financial Group gives a written notice of its opposition to the stock swap;

•	If the BOD or the general meeting of shareholders rejects the proposal of approval on the stock swap;

•	If the government or relevant authorities does not grant governmental approvals on the stock swap; or

•	If it is expected that the stock swap will cause an irremediable breach of laws or regulations, resulting in a material adverse effect.

-	The parties may terminate or amend the stock swap agreement in mutual consultation in the following cases:

•	In case of an act of God or an occurrence of any other material adverse effect on the assets or financial conditions of the parties; or

•	In case of unfairness of the stock swap ratio or any other material events preventing maintenance of the swap ratio specified in the agreement.

(11)	Miscellaneous

-	Any directors or members of the audit committee appointed prior to the stock swap shall maintain their respective offices for the term previously determined, despite Article 360-13 of the Commercial Act.

-	Details of the stock swap shall be subject to the stock swap agreement, and the Representative Director shall be authorized to determine the exact number of shares to be transferred according to the result of the tender offer, any change of the stock swap schedule and other details to the extent resolved by the BOD.

-	According to the resolution on the stock swap, KB Financial Group will transfer and dispose up to 21,546,313 shares of its treasury stock in the stock swap with KB Insurance.

5.	Certification of the Meeting Minutes

The undersigned hereby certify that the above minutes of the 2017-4th meeting of the Board of Directors are true and correct in every detail.

Member	Name	Sign	Member	Name	Sign

Director	Young-Hui Choi	[sign affixed]	Director	Jong-Gyu Yun	[sign affixed]

Director	Stuart B. Solomon	(attendance via teleconference)	Director	Heung Lee	[sign affixed]

Director	Seok-Ryeol Yu	[sign affixed]

Director	Byeong-Nam Lee Jae-Ha Park	(attendance via teleconference)

Director	Eunice Kyeong-Hee Kim	[sign affixed]

Director	Jong-Su Han	[sign affixed]

Minutes prepared by: Secretary of the Board of Directors Young-Se Park [sign affixed]